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                                                     Filed with the Securities
                                                       and Exchange Commission
                                                                on May 30 2002



                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


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In the Matter of                                 INTERIM CERTIFICATE

Conectiv and Subsidiaries                                 OF

File No. 70-9499                                     NOTIFICATION

(Public Utility Holding
Company Act of 1935)                              PURSUANT TO RULE 24

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This Certificate of Notification pursuant to Rule 24 (18 C.F.R. Section
250.24) is filed by Conectiv, a Delaware Corporation, in connection with transactions proposed in Post-Effective Amendments Nos. 1 to 5 to the Declaration on Form U-1 in the above File as previously amended by amendment No. 1 and authorized by orders (the "Orders") of the Securities and Exchange Commission dated September 27, 1999, January 28, 2000 and April 27, 2000.

The following transactions have been completed during the period from January 1, 2002 to March 31, 2002:



        On March 26, 2002, the Board of Directors of Conectiv declared a Common Stock dividend of $18,250,675 and a Common Stock Class A dividend of $2,871,158 for total dividend payments of $21,121,833. As of March 31, 2002, accumulated retained earnings after accounting for the common dividends declared amounted to $212.3 million. Therefore, no action was undertaken pursuant to the Orders.



The foregoing transactions as described above and in the Application/Declaration have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration and the Orders issued by the Commission with respect thereto.




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                                  SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.


                                        CONECTIV
                                        ATLANTIC CITY ELECTRIC COMPANY
                                        DELMARVA POWER & LIGHT COMPANY


May 30, 2002                            /s/ Philip S. Reese
                                        -------------------
                                        Philip S. Reese
                                        Vice President and Treasurer